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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 AMENDMENT NO. 3
                                (Final Amendment)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D

                            ------------------------

                                DRAVO CORPORATION
                            (Name of Subject Company)
                             DLC ACQUISITION CORP.,
                          a wholly owned subsidiary of
                               CARMEUSE LIME, INC.
                                  CARMEUSE S.A.

                                LVI HOLDING N.V.
                                  LAFARGE S.A.
                                    (Bidders)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of class of securities)

                            ------------------------
                                   261471106
                     (CUSIP number of class of securities)
                            ------------------------


SUZANNE E. RITZLER, ESQ.                                     ANDRE-GILLES TAITHE
EXECUTIVE VICE PRESIDENT                                   SENIOR VICE PRESIDENT
CARMEUSE LIME, INC.                                                 LAFARGE S.A.
390 EAST JOE ORR ROAD                                 61 RUE DES BELLES-FEUILLES
CHICAGO HEIGHTS, ILLINOIS 60411                             75116 PARIS - FRANCE
(708) 757-1240                                              011-31-1-44-34-11-11
(Name, address and telephone number of (Name, address and telephone number of person authorized to receive notices and person authorized to receive notices
and communications on behalf of bidders              communications on behalf of
other than Lafarge S.A.)                                           Lafarge S.A.)


WITH A COPY TO:                                                  WITH A COPY TO:

MICHAEL E. BLOUNT, ESQ.                                   CHRISTOPHE BOURGNINAUD
SEYFARTH, SHAW, FAIRWEATHER & GERALDSON                        LAFARGE MATERIAUX
55 EAST MONROE, SUITE 4200                                        DE SPECIALITES
CHICAGO, ILLINOIS 60603                                19 PLACE DE LA RESISTANCE
 (312) 346-8000                                        92446 ISSY LES MOULINEAUX
                                                                          FRANCE
                                                            011-33-1-41-17-18-14


                               SEPTEMBER 21, 1998
                                ----------------
      DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS



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         CUSIP No. 261471106                         14D-1
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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Person
         DLC Acquisition Corp.
         36-4248543
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a member of a Group

                     (a)  / /
                     (b)  /x/
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3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds
               AF, BK, OO
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5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)
                                                              / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Pennsylvania
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         15,115,766.049
--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                              / /
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)
         94.6%
--------------------------------------------------------------------------------

10.      Type of Reporting Person
               CO
------------------------------------------------------------------------------


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         CUSIP No. 261471106                         14D-1

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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Person
         Carmeuse Lime, Inc.
         36-3933140
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                  (a)      / /
                  (b)      /x/
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3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds
                  AF, BK, OO
--------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(e) or 2(f)
                                                             / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         15,115,766.049
--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                             / /
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)
         94.6%
--------------------------------------------------------------------------------

10.      Reporting Person
                  HC and CO

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         CUSIP No. 261471106                          14D-1

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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Person
         Carmeuse S.A.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a member of a Group

                           (a)      / /
                           (b)      /x/
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds
                  BK, OO
--------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)
                                                             / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Belgium
--------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         15,115,766.049
--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                             / /
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)
         94.6%
--------------------------------------------------------------------------------

10.      Type of Reporting Person
                  CO

------------------------------------------------------------------------------



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         CUSIP No. 261471106                               14D-1

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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Person
         LVI Holding N.V.
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2.       Check the Appropriate Box if a member of a Group

                           (a)      / /
                           (b)      /x/
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3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds
                  AF, BK, OO
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5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)
                                                             / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         Netherlands
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         15,115,766.049
--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                             / /
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)
         94.6%
--------------------------------------------------------------------------------

10.      Type of Reporting Person
                  HC and CO

------------------------------------------------------------------------------



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         CUSIP No. 261471106                              14D-1

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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Person
         Lafarge S.A.
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2.       Check the Appropriate Box if a member of a Group

                           (a)      / /
                           (b)      /x/
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3.       SEC Use Only

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4.       Source of Funds
                  OO
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5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)
                                                             / /
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization
         France
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person
         15,115,766.049
--------------------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                             / /
--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)
         94.6%
--------------------------------------------------------------------------------

10.      Type of Reporting Person
                  CO

------------------------------------------------------------------------------


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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated September 21, 1998, as amended ("Schedule 14D-1"), filed by DLC Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly owned direct subsidiary of Carmeuse Lime, Inc. ("Parent"), a Delaware corporation and indirect subsidiary of LVI Holding N.V., a Dutch corporation ("LVI"), Carmeuse S.A., a Belgian corporation, and Lafarge S.A., a French corporation, relating to Purchaser's offer to purchase all outstanding shares of common stock, $1.00 par value (the "Shares"), of Dravo Corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $13.00 per Share, in cash.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The Offer expired on October 19, 1998. As of October 20, 1998, a total of 15,115,766.049 Shares (or approximately 94.6% of the approximately 15,970,150 Shares outstanding), including (i) 2,998 Shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure, (ii) 51,456 Shares issued upon conversion of the Series B Preference Stock, and (iii) 1,200,000 Shares issued upon conversion of the Series D Preferred Stock, had been validly tendered and not withdrawn. The Purchaser has accepted for purchase all such Shares.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 22, 1998

                                      DLC ACQUISITION CORP.

                                      By: /s/ Suzanne E. Ritzler

                                               Name: Suzanne E. Ritzler
                                               Title: Secretary


                                      CARMEUSE LIME, INC.

                                      By: /s/ Suzanne E. Ritzler

                                               Name: Suzanne E. Ritzler
                                               Title: Executive Vice President




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                                LVI HOLDING N.V.

                                By: /s/ Jan de Niet

                                         Name: Jan de Niet
                                         Title: Managing Director


                                CARMEUSE S.A.

                                By: /s/ Dominique Collinet

                                         Name: Dominique Collinet
                                         Title: Chairman


                                LAFARGE S.A.

                                By: /s/ Jean-Pierre Cloiseau

                                         Name: Jean-Pierre Cloiseau
                                         Title: Senior Vice President - Finance